SECURITIES AND  EXCHANGE COMMISSIONS
Washington,  DC  20549

SCHEDULE 13D


Under the Securities Exchange Act of 1934
(Amendment No. 3)

SANTA FE FINANCIAL CORPORATION
Name of Issuer

Common Stock, Par Value $0.10 Per Share
Title of Class of Securities


802014-10-0
CUSIP Number


Mr. Howard A. Jaffe
Chief Operating Officer
The InterGroup Corporation
2121 Avenue of the Stars,  Suite 2020
Los Angeles, California 90067
(310) 556-1999
_________________________________________
Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications


July 31, 1995
Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule
13G to report the acquisition  which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b) (3) or (4), check the following box.     [      ]

Check the following box if a fee is being paid with this
statement.     [     ]

-1- of -6-

CUSIP No. 802014-10-0					(Page 2 of 6 Pages)

1.	Name of Reporting Person			Tax Identification Number
  	The Intergroup Corporation					13-3293645

2.	Check the Appropriate Box if a Member of a Group
  	a.					b.

3.	SEC Use Only


4.	Source of Funds

  	WC
5.	Check if Disclosure of Legal Proceedings is Required
   pursuant to Items 2(d) or 2 ______

6.	Citizenship or Place of Organization

  	Delaware

Number of      	7.	Sole Voting Power
Shares
Beneficially   	__________________________________________________
Owned by	       8.	Shared Voting Power
Each	         		198,000
Reporting      	__________________________________________________
Person	        	9.	Sole Dispositive Power
With
              		__________________________________________________
              		10.	Shared Dispositive Power
             			198,000

11.	Aggregate Amount Beneficially Owned By Each Reporting Person
   	198,000 Shares of Common Stock

12.	Check if the Aggregate Amount in Row 11 Excludes Certain
    Shares _________

13.	Percent of Class Represented by Amount in Row 11
   	31.0%

14.	Type of Reporting Person
   	CO

AMENDMENT NO. 3
TO
SCHEDULE 13D
OF THE INTERGROUP CORPORATION
REGARDING OWNERSHIP OF COMMON STOCK OF
SANTA FE FINANCIAL CORPORATION

This Amendment No. 3 to Schedule 13D is being filed by
The Intergroup Corporation to update information previously furnished in connection with that certain Securities Purchase Agreement (the "Agreement") dated December 20, 1994 between The Intergroup Corporation, a Delaware corporation ("Intergroup"), and Santa Fe Financial Corporation, a Nevada corporation (the "Company"). Pursuant to the Agreement, on January 11, 1995 Intergroup purchased (i) 90,000 shares (the "Shares") of the Common Stock, par value $.10 per share, of the Company (the "Common Stock") and (ii) 90,000 warrants (the "warrants"), each Warrant representing the right to purchase one share of the Common Stock (the "Warrant Shares"). This Amendment No. 3 reflects further Common Stock acquisitions by Intergroup.

The following Items of this Schedule 13D are amended.

Item 3.	Source and Amount of Funds or Other Consideration.

Intergroup used working capital as its source of funds to purchase all Shares as well as the Warrants initially acquired. Intergroup presently believes that it would use working capital to purchase any Warrant Shares upon exercise of the Warrants.

Item 5.	Interest in Securities of the Issuer.

	(a)	Intergroup, as of April 28, 1995, beneficially
owns, for purposes of Section 13(d) of the Exchange Act: (i) 108,000 shares of the Common Stock, and (ii) 90,000 shares of the Common Stock which may be acquired upon exercise of the Warrants. The shares and the Warrant Shares represent 31.0% of the outstanding Common Stock.

The percentages were determined based on the Company's representation that there are 548,019 shares of Common Stock currently outstanding.

	(b)	Intergroup shares with Mr. John V. Winfield the
voting power and disposition power with respect to the Shares, and would share with Mr. Winfield voting power and disposition power with respect to any of the Warrant Shares it acquires upon exercise of the Warrants.

	(c)	The increase in Intergroup's position from those
reflected in Amendment No. 2 resulted from the purchase reflected on Schedule A attached hereto. Intergroup did not sell any shares of the Common Stock of the Company during the sixty (60) days prior to the date of this Schedule 13D.

	(d)	No person other than Intergroup, with respect to
its Shares, or Mr. Winfield, with respect to his shares, has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares beneficially owned by each.

	(e)	Inapplicable.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:	July 31, 1995

THE INTERGROUP CORPORATION

By:  /s/Howard A. Jaffe

   Howard A. Jaffe
   Corporate Secretary

SCHEDULE A


	The following table sets forth the trade date for each purchase and sale of Stock by Intergroup, the number of shares of Stock purchased and sold in each such transaction and the price per share in each such transaction effected since our last filing. All the shares of Stock were purchased in ordinary brokerage transactions effected in the over-the-counter market.


             			No. of
         			Common Shares 	Price Per
Trade Date	  	Purchased     	Share

May 3, 1995   		3,300     		$21.50
July 5, 1995	  	2,000		     $20.50
July 6, 1995	  	1,000		     $20.625
July 31, 1995	 	  757		     $20.75